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                                                                  EXHIBIT (a)(7)

Contact: Kevin Foley
         212 578-4132
         Kfoley@metlife.com

              METLIFE PROPOSES TO ACQUIRE PUBLIC SHARES OF CONNING
                          FOR $10.50 PER SHARE IN CASH

     New York, January 18, 2000 -- MetLife today announced that MetLife has proposed to acquire all of the outstanding shares of Conning Corporation (NASDAQ: CNNG) common stock not already controlled by MetLife for $10.50 per share in cash, which would represent a premium of approximately 21% above the average of the closing prices of the Conning stock over the past 20 trading days. MetLife acquired its 61% interest in Conning as a result of its January 6 acquisition of GenAmerica Corporation, Conning's indirect majority owner.

     The transaction would be subject to customary terms and conditions, including regulatory approvals, and approval by the MetLife Board of Directors. MetLife reserves the right to amend or withdraw the proposal at any time in its sole discretion. MetLife stated in its proposal that it is not interested, under any circumstances, in selling its interest in Conning.

     "MetLife recognizes Conning's premier position in the marketplace and believes it will make an important addition to the MetLife asset management family," said Gary Beller, MetLife General Counsel and Senior Executive Vice President. "We look forward to working with its highly skilled staff and continuing to grow Conning's customer base while finding the right synergies with our existing asset management operations," Mr. Beller added.

     MetLife plans, pursuant to the investment management agreement with Conning, to assume the management of the general account assets of General American Life Insurance Company that are currently managed by Conning. "This is consistent with MetLife's general policy of managing the general account assets of its insurance affiliates which we consider to be a highly efficient approach," added Mr. Beller.

     Conning provides asset management services primarily to insurance companies and institutional investors, manages private equity funds investing in insurance and insurance-related companies, and conducts in-depth research on the insurance industry.

     Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial products and services to a broad spectrum of individual and group customers. The company, with $404.2 billion of assets under management as of September 30, 1999 on a pro-forma basis, including the acquisition of GenAmerica Corp., provides individual insurance and investment products to approximately 9 million households in the U.S. In addition, the corporations and institutions that MetLife provides with group insurance and investment products have approximately 33 million employees and members. MetLife also has international insurance operations in ten countries, with a focus on the Asia/Pacific region, Latin America and selected European countries. For more information about MetLife, please visit the company's Web site at www.metlife.com.

                                     * * *

     This press release is not an offer or the solicitation of an offer to buy any securities of Conning, and no such offer or solicitation will be made except in compliance with applicable securities laws.

     Certain of the above statements are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and the Securities Litigation Reform Act of 1995. Factors that could have a material effect include the following: business conditions in Conning's industry and in the general economy; actual and expected results of operations of Conning and the other parties to any possible transaction; changes in the financial or capital markets; and the risk factors listed from time to time in Conning's reports filed with the Securities and Exchange Commission. Readers are cautioned that such forward-looking statements are not guarantees of future performance.